UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-39511

BURFORD CAPITAL LIMITED

(Translation of registrant’s name into English)

Oak House

Hirzel Street

St. Peter Port

Guernsey GY1 2NP

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Burford Capital Limited (“Burford Capital”), the leading global finance and asset management firm focused on law, announced the closing on June 26, 2023 of the previously announced private offering of $400 million aggregate principal amount of 9.250% senior notes due 2031 (the “Notes”) by its indirect, wholly owned subsidiary, Burford Capital Global Finance LLC (the “Issuer”). The Notes are guaranteed on a senior unsecured basis by Burford Capital as well as Burford Capital Finance LLC and Burford Capital PLC (collectively, the “Guarantors”), both indirect, wholly owned subsidiaries of Burford Capital (such guarantees, together with the Notes, the “Securities”). The Securities were issued pursuant to the indenture, dated as of June 26, 2023 (the “Indenture”), by and among the Issuer, the Guarantors and U.S. Bank Trust Company, National Association, as trustee. The Indenture is filed herewith as Exhibit 99.1.

Burford Capital intends to use the net proceeds from the offering of the Securities for general corporate purposes, including the potential repayment or retirement of existing indebtedness, including the 6.125% bonds due 2024 of Burford Capital PLC (the “2024 Bonds”). This Report does not constitute a notice of redemption with respect to, or an offer to purchase, the 2024 Bonds.

This Report includes materials as Exhibit 99.2 that have been made available in respect of Burford Capital as of June 26, 2023.

This Report on Form 6-K is incorporated by reference into the following Registration Statements of Burford Capital:

●	Registration Statement (Form S-8 No. 333-249328) pertaining to the Burford Capital 2016 Long Term Incentive Plan; and

●	Registration Statement (Form S-8 No. 333-259493) pertaining to the Burford Capital Limited 2021 Non-Employee Directors’ Share Plan.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Indenture, dated as of June 26, 2023, by and among Burford Capital Global Finance LLC, as issuer, Burford Capital Limited, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee (including as Exhibit A thereto the Form of 9.250% Senior Notes due 2031).

Exhibit 99.2	Release, dated June 26, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURFORD CAPITAL LIMITED

By:	/s/ Mark N. Klein
Name: Mark N. Klein
Title: General Counsel and Chief Administrative Officer

Date: June 26, 2023